PIT LIQUOR

2020 Report

Dear investors,

Thank you for believing in Pit Liquor. We are so grateful for your support. This company is built different from the ground up. We didn't just piggyback off of the existing ideas in the marketplace, we fully reinvented a superior product by asking what would make the best product to solve the problems facing the natural deodorant world; problems so prevalent, they became common jokes have been solved by serious outside the box thinking. And we continue to approach problems in a revolutionary way. We want to encourage you to be part of the groundwork that helps us keep building. Head over to pitliquor.com and use our rewards program to send a free bottle to someone you want to become a super fan of Pit Liquor. Thanks for helping us grow together!

We need your help!

We are moving into wholesale and are using gyms and yoga studios with national presence to support the sampling efforts. If you have access to a chain of gyms, yoga studios, or other places where people go to get sweaty, we'd love to get our product into their bathrooms and locker rooms for free. Sampling the products is one of the best ways for us to find new customers since the formula is a home run and our unit metrics are so strong.

Sincerely,

Jason Feucht

CIO

Erica L Feucht

CEO

Our Mission

In 5 years, we should easily be between $15M and $20M in annual revenue, profitable, and able to take our pick of acquisition options, if not already sold. We will be the most recognizable and differentiated deodorant in the market.

How did we do this year?

Report Card

B+

The Good

The business hired an all-star team and began to function at a much higher level.

The business grew tractionably while improving profit margins through efficiencies found by the new team.

We solidified our brand and gained new insights for growth as well as gaining deeper traction at our primary wholesale partner.

The Bad

The growth rate wasn't what I planned for.

The iOS14 update and crowding of the DTC market due to COVID led to difficulty in ad traction.

We took on some significant debt.

2020 At a Glance

January 1 to December 31



$817,288 +184%

Revenue



-$241,642

Net Loss


IOU!

$215,078 +223%

Short Term Debt



$1,555,728

Raised in 2021



$103,505

Cash on Hand
As of 02/27/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We manufacture, market, sell, and distribute natural deodorant made from overproof whiskey and spirits, herbs, essential oils, and teas. PL is a total reinvention of deodorant. We didn't benchmark against existing products - we started from scratch relying on doctors and materials science to create the best

possible formulations. We are fully integrated so we can control every step of the process from packaging that is sustainable to ingredients that are so pure that you could eat them.

In 5 years, we should easily be between $15M and $20M in annual revenue, profitable, and able to take our pick of acquisition options, if not already sold. We will be the most recognizable and differentiated deodorant in the market.

Milestones

Distilled Bath and Body, Inc. was incorporated in the State of Delaware in September 2017.

Since then, we have:

- $1.2mm Revenue LY; 50% YOY Growth

- Q4 77% YOY Growth

- Category Growth 14+%

- 38,000+ Email Subscribers

- Recently passed 1 million site visits

- 60,000 customers

- 1500 5-Star Reviews

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $817,288 compared to the year ended December 31, 2019, when the Company had revenues of $287,521. Our gross margin was 80.09% in fiscal year 2021, compared to 52.65% in 2020.

- *Assets.* As of December 31, 2020, the Company had total assets of $143,024, including $29,394 in cash. As of December 31, 2019, the Company had $12,896 in total assets, including $5,074 in cash.

- *Net Loss.* The Company has had net losses of $241,642 and net losses of $110,202 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $484,759 for the fiscal year ended December 31, 2020 and $230,298 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,246,400 in debt and $376,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Distilled Bath and Body, Inc. cash in hand is $103,505, as of February 2022. Over the last three months, revenues have averaged $105,109/month, cost of goods sold

has averaged $20,055/month, and operational expenses have averaged $213,275/month, for an average burn rate of $128,221 per month. Our intent is to be profitable in 6 months.

We saw 43% growth YOY in 2021. We also spent up a lot testing the waters to find our ideal growth environment. In early 2021, we were able to predictably grow, then iOS14 hit and changed the marketing landscape. We still grew significantly. We are pulling back on our spend in those areas and putting our focus on wholesale and a proprietary channel support for sampling and winning on a local basis. We are in position to reduce expenses and operate profitably. We are in the middle of that pivot now. From a profitable place, we can really dig in and study our impact on wholesale pull-through to ensure we find a winning strategy to push forward into more geographies once the most successful strategy is defined. In 2021 our focus was on maximizing marketing spend to achieve radical revenue growth, in 2022 our focus is on sustainable growth through a balanced budget and debt reduction.

We expect to grow about 8%-10%/month for the coming year. We will be using wholesale efforts as well as marketing efforts to achieve this scaling. Projected revenue in next 6 months is $649,700. Projected expenses in the next 6 months are $555,300.

We are working towards profitability now. We need to raise at least $500K to achieve profitability. This funding will be spent to ensure we pay off existing contracts and debts and streamline our internal operations to achieve profitability. In the past year, we devoted a majority of our capital to branding and marketing in order to achieve our target of 3x revenue. In this strategy our expenses far exceeded our revenue as we were focused on accelerated top line growth at the expense of profit. Because of the challenges in digital marketing with ios14 update, we did not achieve targeted revenue so we are currently pivoting. We cut marketing spend from $65K/month to $16K/month already and revenue has held fairly steady. We're eliminating excess spend to become streamlined. We are modifying our strategy to focus on sustainable growth by balancing revenue and expenses, growing our wholesale business, and growing the Amazon channel along with a new strategy geared toward influencer marketing. With our current pivot, we will be operating on a balanced budget by the end of May 2022. We are projecting 40% growth YOY.

We have cash in the bank and we have a few lenders that we work with. We have short term loans from traditional lending sources and also a private debt lender. We are refinancing the private debt with a low interest long term EIDL loan from the SBA in order to reduce burn rate. Through the combination of short term financing, refinancing the larger loan, reducing our expenses and revenue growth we have the resources needed to cover our burn rate through the raise period. Burn rate for the last 30 days is $94K, and with operational changes and projected revenue burn rate estimated at $56K for the next 30 days. The funding from the EIDL loan, the adjustments to expenses, and the projected revenue will cover the short term burn rate throughout the campaign. As we move to fund operations with revenue, pay off the lenders and contractors, and eliminate deficit spending this will allow us to build up capital for future growth.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -30% **Gross Margin: 80%** **Return on Assets: -169%** **Earnings per Share: -$80,547.33**

Revenue per Employee: $116,755 **Cash to Assets: 21%** **Revenue to Receivables: ~** **Debt Ratio: 339%**

20.12.31_FINAL_Financials_DBB.pdf

19.12.31_Distilled_Body_Financials_FINAL.pdf

We ❤ Our 674 Investors

Thank You For Believing In Us

Rahul Patel	Charles Alvarez	Frances Pizzuto Robinson	Kenneth E. Griffith	Christine C Groethe	Sam Newaz Jr.	Michaelangelo Moran
Tan Quan Nguyen	David Macario	Richard Scott Roberts	John Karich	Michael Moore	Austin Partridge	Daniel Gonzalez
Kamilla White	Alex Harvey Kaufman	Christopher Sernel	William Smith	Frank Rodgers	Daniel Zawacki	Neryk Davydov
Simonetta Ieraci	Mark Bexten	Steve Johnson	Kimberly Key Young	Maria G Horton	Peter Caputa	Gerardo Andres Saenz
Nathan Argenta	Sean Stobart	David Macario	Shelly Chandler	Kevin Brown	Buddy Kent	John Petrasanta
Jon Rockwood	Joan Hanson	Cindi Anderson	Eric Bertch	Anmol Singh	Todd Finkbeiner	Steven Campbell
Heather Lavon Harvey	Farrukh Zafar	Stephen Finchum	Vivek Ramakrishnan	Jeff Styczynski	Cassie Camerer	Angela Refsland

Renee Hutter Barnes
Kevin Lagrazon
Richard Garcia
Jeremy Hartnell
Emily Bourbon
Kyle Damon
Dwight D Thomas
Ankh Atun
Judy K. Schmidt
Lori Shields
Theresa Tufteland
Scott Ryan
Daniel Cacchione
David Dilday
Dennis Leslie
Daniel KELLEY
Colby Rose
Chris George
Sourabh Dhawan
Rajni Singh
Benjamin H NEWMAN
Vu (Brad) Nguyen
David Allen Carlson
Brian Carroll
Mary Miniuk
Jennifer Beachy
Milissa Kloida
Dawn Kurtze
Janice E HOGE
Edward Santiago
Jennifer Landsverk
Gordon Seirup
Juan Leon
Sarah Hastings
Melissa Carlson
Matt Hebert
Jennie Rubright
Dodie Lang
Abraham Livchitz
Bruce Houck
Toshio Sameshima
Joshua Sweeney
Daniel Carney
Ginger Smith
Elliot Waring
Sharon Rittmiller-Rowse
Heidi Seebohm
Gheorghe Dobra
Margaret Batz
Chelsey Hernandez
Justin Eugene Boling
Shaun Hawley
Laycie McClain
Melinda Norvell
Rebeca Martinez
Peretz Shapiro
Siva Prasad Potluri
Bradford Charles
Bruce Custer
Nalini Durgana
John Long
Anthony Catalina
Darshy MEHTA
Sarah Michalak
Vanessa Lawson
Craig Joseph Hussey
Seth Lybrand
Evgenii Dokumentov
Kelsey Page
Sarah Dahle
Timothy Thompson
Bonnie Belding
Melissa Givvines
Bart Hendley
Brooke Langford
Katharine McCrimmon
Caitlin Oconnor
Jeffery G STEFFENSON
James Waggoner
Jana Borland
Kelsey Breakfield
Dawnmarie Neet
Srinath Addepalli
Autumn Creach
Kerry Kloesel
Monica Swenson
Travis Cooksey
Matt Hebert
Jake Schroder
Kevin Boose

Aileen McDonough
Tracy L Smith
Janis Smith
Aaryn Easton
Rachel Swim Campbell
Todd Mines
David Young
Manny Alvarez
Kaelie Balz
Miranda Morgan
Jason S. DiSanto
Brian L White
Joshua Nelson
Dvir Gefen
Timothy Dickens
Janice Weigold
Rick Krader
Michael Nomura
Jeff Killian
Caleb Sawyer
Surendar Sekar
Joseph Zappia
Daniel Ikeda
Alexandra Garritson
Victoria Bird
Jim Butler
Rodney K Hall Jr
Meredith Kummell
Mandy Grinstead
Jeffrey Morlan
Ausrine Karaitis
Sheila Petrollini
William Peckovich
Michelle Petersen
Ashley Smith
Angie Ringler
Gregg Rubright
Sheryl White
Anthony Scarcello
Richard Jones
Amy Brackman
Maria Wopat
John Nelson
Lauren Lavrant
Tanya Schweitzer
Jeffrey Zhang
Micah Pace
Kerrie Herrera
Heidi McCoy
Steven Griffin
Libby Demmon
Essence Harris
Rebecca L Cooper
Michelle Patricia Ramus
Jon Hufford
Sonya Hansen
Adam Hansen
Berths Eames
Rodney Cartee
Frank Peart
Jennifer Thompson
Janaye Sandberg
Jerry Vickers
Marissa Bago
Sean Hong
Joseph Spinelli
William J Gallagher
Ronald Soccorso
Ashley Hawkins
Michael Heicher
Konnie Benson
Joseph Paylor
Samee Griffith
Angela Gautreau
Katie Knecht
Jacob Guerin
Sheila Rasmussen
Samantha Beto
Norman Alvis
Natalia Williams
Thomas Lehr
Katlinel Shlasko
Deanna M. Caveny
Nathaniel Wyckoff
Sarah Michalak
Rachel Scarbrough
Jarrett Heffner
David Herrmann
Robert Parker
Harry Freedman

Bobbi Kleven Vosberg
Melissa Shay
Jessica Edmondson
Mike Stowe
Samuel Lennox
Cristi Bejadhar
Jimmy Connors
Chase Barfield
Teresa A Morales
Lisa Wassmer
Roger Carr
Christopher Thompson
Alfonso Diaz
Richard Antwi
Daniel Palmer
Oleg Boian
Charles L Herring
Kenneth PROPP
Wim Vandeven
Karen Von Oppen
Dennis McKibbin
Rob Klein
Aminur Rusul
Katie Biggert
Steph Butler
Carol E Brooks
Kayliegh Pandolph
Amanda Giliotti
Rachel Hartenstein
Kimberly Erlandsen
Stephanie Flugge
Danielle Donovan
Katie Hara
Amy Norris
Steven Rutledge
Kristina McNyset
Laura Durenberger-Gruno...
Ankitkumar Patel
Sarah Zhou
Chris McCauley
Wendy Terrien
John Riendeau
Stephanie Culbreth
Kristina C
Kristine Sullivan
Alex Fuentes
Linda Palumbo Weiss
Ronald Golnick
Kari Warren
Melinda Powers
Addison Arnold
Mara Bilesky
Abigail McHargue
Jason Nelson
Maryann Candito
Gregory Dye
Ann Pallasch
Derrick Klocke
Francisco Nefulda
Greg Hollingsworth
William Kohl
Robert Kreiser
Adam Hussain Mashraqui
Brian Fyksen
Denise Flores
Kalman Kaplan
Jeffrey A Hudson
Jon Fischer
Kathy D Tuck
Artemis Xenakis
Paola Munoz
Donna Scott
Maysam Parsapour
Teresa M White
Sherry Everett
Paula Sollenberger
Patty Guld
Evangeline Russell
Laura DeVries
Dodie Lang
Karen Jones-Moradian
Michael Massine
Kyle Jones
Melissa DelMonte
Eustacia Waldschmidt
Brendan Dillon
Ann Marie Chinelo EKWUE
Marie Williams
Bryan Holdman

Katie Brown
Chad Bates
Kimberly Millhouse Alley
Jim Wooten
Lim Gee Thiam
Ray Evangelista
Mark Wiley
Paul Regalia
Jay L Kanner
Christy Barrier Moran
Evan Turner
William Mendez
Lynne R Slott
Dennis Leslie
Sean Q Anderson
Yogendra Upadhyay
Carl E Morsbach
Aviroop Nag
Oscar J Ruelas
Steve Oricoli
Billy Weldon
Colette Flack
Antonio Rosa
Antuan J Metz
Kelsey Breakfield
Tameca Boyce
Paul Entis
Meredith Stange
Eric Lewis
Marshall L Smith
David Lerner
John Zangas
Krista Hansen
Sierra Griffith
Bethany Jones
Km Parker
Courtney Norman
Gloria Su
Alma Heder
Fahd Rahman
Alexandria Egusquiza
Dariana Francois
Patrick L Culbertson
Martha K Wermers
Ryan D Haugen
Wendi Csorba
John Valadez
Kylie Jones
Wendy Flowers
Crystal Vizcaino
Kimberly Fields
Cody White
Lisa Flowers
Elsbeth Williams
Yolanda Merriman
Robert Selby
Beatrice DeLaRiva
Brad Smith
Suzette McCurtis
Hongshi Xu
Thomas Lehr
Patrick Sullivan
Romano Zampierollo
Grady Richardson
Nancy St. Yves
Lohit Kumar Rangineni
Natalie Baviello
Annabelle B. Enriquez
Lavell Porter
Mark Jessan Hutchison-Q...
Anthony Romero
Bryan Escalante
Patrick McCarthy
Charles W. Schlesinger
Marcia Miller
Alisha Wisniewski
Bonnie Joslyn
Aaron Barrett
Felica Hazuka
Daniel Gautreau
Kerrie Herrera
Robert Selby
Cathleen Hansen
Barbara Zaferopolos
Pete Herrera
Abrie Schroeder
Teresa M White
Bridget Phillips
Margaret Lum

Theresa Tufteland
Carlie Rebelez
Hayden Rose
Kyle Minor
Gretchen Kristine Langva...
Roger Carr
Anaelisa Aburto
Edgar Arvelo
Christine Kolbe
Cindy Dalton
Richard L. RHODES
Brian Roberts
Timothy Dickens
Timothy Steeves
Trevor Whittingham
Laura Losignore
Michael Herman
Daryl Dixon
Manojkumar S. Patel
John Turner
Tan Andrew
Pinal Doshi
Casey P Lewis
Kristi Flake
Kristin Woolsey
Stephen Do
Lindsey R Romankiw
Conally Bulkema
Taylor J Ryan
Abbey VANNOY
Michael Patrick Kole
John Ankrum
Angela Lavendar
Heather Cruz
Devin Jansen
Dominique Monie
Tyler Steczkowski
Fernando Soriano
Eric Schreiber
Elizabeth Voiers
Brianne Kleppinger
Tami Jordan
Gerald Rutherford
Gretchen Hughes
Brendan Dillon
Laurel BUCHANAN
Hussam Awar
Sonia Contreras
Ashley Cloutier
Stacey Tomasetti
Katie And Wade Mchargue
Amy Webb
Crystal Vizcaino
Laura Saunders
Renee Terry
Teri Bansbach
Mick Hall
Brian Gibson
Albert LHomme
Charles Hogue
Otis Capps
Elam Royer
Matt Hindle
Steve Zwicker
Bertha Eames
Herman Theodorus
Vernon Baines
Jennifer Santa Fe
Marcell Benkes-Toth
Volker Bergmann
Cathy MARTIN
Ryan Pham
Susan Bricker
Julio Castellan
Lauren Adalfio
Anthony Lazar
Allyson Packard
Andrew Warren
Elizabeth Harven
Dawn Havery
Angela Lavendar
L.M. Naughton
Glenn Harris
Davida Gaffney
Sarah Bradley
Raymond Mucciantі
Emily Lawton
Shaun Hawley
Alexander Manning

Zaibas Valaitis
Patricia Winans
Pete Rosskamm
G Oscar Mendoza
Donna Jo Arnold
Melissa Orlando
Amanda McCoy
Pascal Prunier
Shwetha Pai
Cassie Camerer
Paul Jackson Jones
Timothy J Reiterman
Morris Gelman
Scott Ryan
Mabel Held
Radhesh Reddy Gurrala
Jeffery Herron
Alan Roitsch
Rick Vonoppen
Daniel Stemen
Debbie Fisher
Carolyn Debrick
Wenzhuo Wu
Karen Jones-Moradian
Daniel Gautreau
Terry Misna
Sylvia Y Oey
Kayla E McKendrick
Allison Ames
Dawn Havery
Eliza Cook
Layly Ramirez
Kevin Larson
Deidre Anderson
David Steffenson
Amy M Polzin
Prasad V KATTA
Evans Richards
John Dyck
Kendall Burr
Shanyn Olpin
Maura Saurman
Karmen Wehrhan
Shannon Eversoll
Naomi Chevalier
Megan Bertini
Bhavin MAGDALIA
Kathryn A. Kopp
Holly Reiss
Steven Rosenzweig
Jesse Gregory
Ethan Arnold
Megan Mason
Cody Bland
Larry Rosenzweig
Marios Bourtzonis
Lucinda Vizcaino
Richard A Kuyat
Kyle Dees
Deborah Glatz
John D. Merriam
Naomi McElroy
Roland Dilley
Janet Howland
Gabriele LengaMcP
Bogdan Marian Bugheanu
Andrea Watkins
Neha Rustagi
Christelle Hoch
Andrea Johnson
Theresa Kehrer
Allisha Andrews
Richard Young
Brienna M Mynheir
Lisa Ramirez
Jeffrey Powell
Cynthia Gustafson
Megan Crissman Germain
Jeramyn Feucht
Alan Roitsch
Lauren Adalfio
Quillan Donnelly
Rachael Yeager
Luis Casanova
Richelle Bixler
Angela Micucci
Nicole Cherry
Kenneth Drobish
Abbey VANNOY

Tom Marzenski-Ardo
Heather Wagner
Vanessa Lea Tafoya
Megan Thrash
Meghan Scott Molin
Jeffrey Gallagher
Clinton Brown
Sarah Stasio
Isaac Santillan
Jon Rockwood
Jason Cortaguera
Daryl Welch
Rayth Myers
Daniel Cacchione
Lloyd Abdelnour
Gary Tirohn
Ann Marie Chinelo EKWUE
Joan Haak
Yong Yuanjin
Irene M Schwartz
Tod Lange
Gordon Julian
Erin Frymire
Larissa Howlett
Richelle Bixler
Jon And Stephanie Betts
Mark Gibbs
Bruce Warren
Christina Patrone
Victoria Smith
Jehada Ali-Alansari
Rochelle Maughan-Franks
Thomas Higgins
Shane Ables
Stephanie Matysiak
Elizabeth Wilson
Norris W.
Rich Robison
Yathindran LINGAM-NATT...
Janet Rippel
Rebecca Hayes
Jonathan Bonaventura
Sarah Duguid
Heidi Whitlock
Patrick Frigerio
Edlynn Atkins
Barbara Huddleston
Robert Marullo
Jaylee Flowers
Julie McCoy
Jennifer Hooks
Elaine Oster
Carissa Sargent
Steven Ballou
Steven Charles Myers
Jessica Erbacher
Michael Beani
Gene Onweller
Subhash Patel
Jovica Grbic
Michelle Lucas
Brandon Sutton
Sandra Caesar
Alina Cutick
Anita Airee
Candace Dein
Lowell Michalove
Rose Martine Carre
Kerby Scales
Joshua Wayne Ford
Carl J MILAZZO
Alison Garcia
Ghassan Shams
Bridget Phillips
Ashley Wilson
Oliver C Bartness
Deanna M. Caveny
Leonard Chijioke Ezenwa
Andrew Hoskinson
Daryl Dixon
Annabelle B. Enriquez
April Hessler
Julie Thompson
Cristina Davis
Krishnan Johan P Srinivas...
Ryan Seutter
Tiffany Carlton
Brittany Miller
Michelle Noyer

Thank You!

From the Pit Liquor Team



Erica L Feucht



Jason Feucht

CEO

Head of Innovation



Henry Mouton

COO

Spearheaded operations, HR, and finance at Motherlove Herbal Company during exciting time of growth. Both PL & ML received CCTW awards during Henry's tenure. Scaled Rio Grande Mexican Restaurant from a single location to 8, across multiple states.



Carter Nance

CMO

Award-winning marketing leader who led the launch of Coke Zero and brand turnarounds at Domino's Pizza and Wells Fargo. Advisor and Investor in multiple CPG and Spirits companies. Recent exit as a strategic advisor to a Cannabis startup.



Shena Lee

Creative Director

E-commerce, branding, and merchandising wizard. Employee #2 at DTC TomboyX, helping them grow from 1M to 20M revenue in 4 years. At Pit Liquor played a key role in orchestrating the most successful day, week, and month of sales in company history.



Melanie Allen

Director, Social Media

Melanie has a long history as a successful blogger and understands the inner workings of social media intricately. She brings polish, zest, and finesse to our social media work while taking a full-stack approach to making our presence known.



Neil Riddell

Brand Development & CEO @ Noun Ventures

As an EVP at CP+B (Ad Age's "Agency of the Decade") and CEO at Noun, Neil has spearheaded the creation of many successful brands including Angel's Envy Bourbon, Papa's Pilar Rum, Treaty Oak Whiskey, TomboyX, and Protein Puck.



Mason Pereira

Brand Development @ Noun Ventures

Mason is an experienced brand builder with deep e-commerce knowledge. Throughout his career, he has helped shape brands in the CPG and D2C space including TomboyX, Protein Puck, and Pop! Gourmet.



David Berry

Media Advisor and COO @ DB Dynamo

David Berry founded his agency in 2016, after leading digital strategy including MetLife, Dunkin' Donuts and Nissan. Under his leadership, his partners have been featured in AdAge, Good Morning America, and The Today Show.



Michaelangelo Moran

Advisor and Co-Founder @ GoJek

Michaelangelo co-founded GO-JEK, an app with over 190M downloads and the first Indonesian decacorn company. Additionally, he co-founded 4 other startups in Tech, Fashion, and Design. He was the lead investor in our first Wefunder raise.



Bud Michael

Advisor and Managing Partner @ TrueSpace

Bud has 43 years of experience at industry-leading product companies including Intel, Tandem, Sequent Computers, and KANA Software. Bud has been CEO at five tech and data services companies, steering the growth and eventual sale of three of them.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Neil Riddell	Self Employed @ Noun Ventures	2021
Jason Feucht	COO @ Distilled Bath and Body, Inc.	2017
Erica Feucht	CEO @ Distilled Bath and Body, Inc.	2017

Officers

OFFICER	TITLE	JOINED
Carter Nance	CMO	2021
Shena Lee	Art Director + Brand Strategist	2021
Henry Mouton	COO	2021
Jason Feucht	Chief Innovations Officer	2017
Erica Feucht	CEO President	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jason Feucht	1,490,000 Common	49.7%
Erica Feucht	1,510,000 Common	50.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2018	$20,000	Safe	Section 4(a)(2)
10/2018	$15,000	Safe	Section 4(a)(2)
10/2018	$5,000	Safe	Section 4(a)(2)
11/2018	$6,900		Other
01/2019	$60,000	Safe	Section 4(a)(2)
03/2019	$13,000		Other
04/2019	$10,000	Safe	Section 4(a)(2)
05/2019	$8,000	Safe	Section 4(a)(2)
06/2019	$38,000	Safe	Section 4(a)(2)
08/2019	$31,000		Other
01/2020	$10,000	Safe	Section 4(a)(2)
01/2020	$15,000	Safe	Section 4(a)(2)
01/2020	$10,000	Safe	Section 4(a)(2)
05/2020	$12,500		Other
05/2020	$67,000		Other
10/2020	$65,000		Other
10/2020	$20,000	Safe	Regulation D, Rule 506(b)
10/2020	$25,000		Other
11/2020	$60,000		Other
04/2021	$534,728		4(a)(6)
11/2021	$50,000	Safe	Regulation D, Rule 506(b)
11/2021	$115,000	Safe	Regulation D, Rule 506(b)
12/2021	$830,000		Other
12/2021	$26,000		Other
02/2022	$110,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Shopify	11/23/2018	$6,900	$0	12.0%	02/26/2019	
Shopify	03/18/2019	$13,000	$0	12.0%	08/09/2019	
Shopify	08/22/2019	$31,000	$0	17.0%	03/29/2020	
SBA-PPP	05/11/2020	$12,500	$0	3.0%	05/11/2022	Yes
SBA	05/26/2020	$67,000	$25,006	3.75%	05/26/2040	Yes
Rapid Finance	10/12/2020	$65,000	$0	26.0%	10/12/2021	Yes
Character Based Small Business Lending Fund	10/26/2020	$25,000	$0	3.0%	10/01/2024	Yes
Michael Ochs, Investor	11/19/2020	$60,000	$0	8.0%		Yes
Evan Turner	12/14/2021	$830,000	$66,468	14.0%	12/01/2023	Yes
Fundbox	12/15/2021	$26,000	$13,263	50.0%	05/24/2022	
Shopify Capital	02/23/2022	$110,000	$116,513	10.0%	02/20/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	5,000,000	3,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	500,000

Risks

Marketing is an unpredictable beast. We are a marketing-based company and plan to offset that risk by delving into wholesale B2B sales with the funds from this raise, however, marketing is incredibly fluid at this time and it presents risk as well as reward, particularly during COVID. With that said, we have seen our business deemed an essential business during COVID and that bodes well.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly

illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Growth is difficult for companies, as we grow, we are being mindful of our culture and aware of the fact that growth is hard on company culture. We want to alleviate those risks with guidance from those who've gone before us and we're working with TrueSpace to ensure we can make the most of the growth potential we have.

A very real risk we've felt since our founding is moving too slowly for the pace of the market we're in. If we can move quickly enough, we can capture a massive win as the market is opening up, but we are not the only ones in our space. We must act before other companies can take our traction. Our company is the only one like it in the deodorant space and we need to capitalize on our uniqueness so we can make the biggest waves. For that, we need expediency.

We need to constantly ensure we remain aware of shipping regulations involving alcohol. It is an ever-shifting landscape and running up against those risks is a reality we work hard to remain on top of.

COVID itself is a risk. We see the potential for problems all around and we acknowledge that we must stay ahead of changes so we ensure maximum available output for the company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out

minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Distilled Bath and Body, Inc.

- Delaware Corporation
- Organized September 2017
- 7 employees

309 S Summit View Dr
Unit 1
Fort Collins CO 80524

https://pitliquor.com/

Business Description

Refer to the Pit Liquor profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Pit Liquor has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.